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NEWS RELEASE

Lundin Mining acquires Spanish Zinc-Lead-Silver Resource

June 19, 2006 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its wholly owned subsidiary, Lundin Mining AB has acquired the Toral Zinc -Lead-Silver property in northwestern Spain.

Lundin Mining AB has been granted an exclusive three-year Investigation Permit for the Toral Project by the Territorial Service of Industry, Commerce and Tourism of the Autonomous Community of Castile and León. The 2,850 ha 100% Lundin Mining property is located 400 km northwest of Madrid , near to the regional city of Ponferrada. This advanced exploration project has a significant historic Zn -Pb-Ag resource and was acquired through a public bidding process for a land holding cost of €2100 for the first three years . The government authority chose Lundin Mining's three-year work proposal as the winning bid.

The property covers over 6 km of strike length of the prospective Lower Cambrian Vegadeo Limestone formation which is regionally mineralized along more than 40 km of its extent, and includes hosting the Rubiales zinc -lead-silver deposit, located about 30 km northwest of Toral. Rubiales contained an 18.6 million tonne mineral resource grading 7.3 % Zn, 1.3 % Pb and 13 g/t Ag and was mined by Cominco from 1976 to 1991. Rubiales produced extraordinarily high-quality zinc concentrate (life -of-mine average of 61% Zn with 95% zinc recovery); the lead concentrate contained 70% Pb and 450 -550 gpt Ag with an 85% lead recovery. The concentrates were transported to the Asturianas zinc-lead smelter, located on the Asturias coast about 200 km to the west. The Asturianas smelter was designed to recover the mercury (0.16% Hg in concentrate) contained in the Rubiales zinc concentrate as a saleable product. Sulphide mineralization at Toral closely resembles the coarse-grained sphalerite and galena mineralization at Rubiales but Toral contains significantly more silver. The Toral property is accessed by excellent infrastructure, including a regional highway, high-voltage power line and a railway line which links to the Asturianas zinc-lead smelter via the city of León. Mining has traditionally been a significant part of the economy of this region which is strongly supporting the re-entry of new exploration and mining projects.

The Toral project area was investigated by Peñarroya -España and associates from 1975 to 1985; this work included constructing an underground ramp on an adjacent property that contains a small lead deposit. Over 42,000 metres of previous diamond drilling in 64 drill holes, including 41 wedged holes , was completed at Toral . These holes delineated a narrow (average 3.7 metres wide) but continuous, sub-vertical, tabular zone of coarse-grained zinc-lead-silver sulphide mineralization with an 1100 metres strike length and a vertical height exceeding 400 metres . Based on the previous drilling, the historical estimate of the Santa Barbara deposit at Toral was estimated at 4.7 million tonnes grading 9.8 % Zn, 7.6 % Pb an d 51 g/t Ag. This historical estimate was calculated by Peñarroya -España. The zone of sulphide mineralization is open along strike to the northwest towards the known lead deposit as well as along strike to the southeast and downdip at depths below 700-1000 vertical metres from surface. The Peñarroya-España drill core is available including the remaining halved sulphide intercepts.

Lundin Mining is preparing to carry out a verification drill program that will include the re-logging and re -assaying of the Peñarroya -España drill core and the drilling of 6-8 holes within the historic resource zone , wedging holes off of pre-existing holes, in addition to drilling 2-4 exploration holes beneath the historic estimate to test the downdip potential. If results of this initial drill program are favourable an extensive and aggressive delineation drill program will follow with the objective of quickly outlining sufficient resources required for a bankable feasibility study. Certain exploration and mine development expenditures are eligible for economic development grants and interest free loans.

Lundin Mining Corporation
News Release

The historic estimate quoted in this news release was prepared prior to the implementation of National Instrument 43 -101. The historical estimate quoted herein does not use the resource categories stipulated in Section 1.3 of National Instrument 43-101, which are "inferred mineral resource", "indicated mineral resource" and "measured mineral resource". Rather, the historical resource estimate for the Santa Barbara deposit reported by SMMP -España refers to "4.7 million tonnes", which is not a category stipulated in National Instrument 43- 101. The Company believes that term "resources" is used differently from the use of that term in NI 43-101. The Company does not have, and is not aware of, any more recent resource estimates which conform to the standards laid out in NI 43-101.

The Company advises that it has not done the work necessary to verify the classification of the mineral resource estimate and it has not been verified by a Qualified Person. The Company is not treating the historical resource estimate as a NI 43-101 defined resource or reserve, and the historical resource estimate should not be relied upon.

Juki Laurikko is the Qualified Person at Lundin Mining who has reviewed and approved of this press release.

Mr. Karl-Axel Waplan, President & CEO of Lundin Mining, commented, "Toral has great potential to become a mine asset which we have acquired at very low cost, representing great shareholder value. There are many similarities between Toral and our Zinkgruvan orebody, including a steep, sheet-like shape which is good for mining, and the coarse-grained zinc-lead sulphides with low pyrite content and good silver credits that should be easy to process and could make high -value concentrates. If we can verify the historic estimate and exploration potential, our plan is then to fast-track the Toral Project to mine feasibility stage with the help of excellent government and local support that we are receiving on this project."

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

ON BEHALF OF THE BOARD

"Karl -Axel Waplan"
 President and CEO

For further information, please contact:
Karl-Axel Waplan, President & CEO : +46-705 -10 42 39
Catarina Ihre, Manager Investor Relations: +46 70 607 9263
Sophia Shane, Investor Relations North America: 1 -604-689-7842

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Although Lundin Mining believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this release.